Securities and Exchange Commission
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
Rule 13d-2(a)
(Amendment No. 1)*
GENIO GROUP, INC.
(Name of Issuer)
Common Stock, par value $.0001 per share
(Title of Class of Securities)
372294108
(CUSIP Number)
Vincent D. Carson
Helen of Troy Limited
c/o Helen of Troy, LLC
1 Helen of Troy Plaza
El Paso, Texas 79912
(915) 225-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
With a copy to:
W. Crews Lott
Baker & McKenzie LLP
2001 Ross Avenue, Suite 2300
Dallas, Texas 75201
(214) 978-3000
January 18, 2008
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 4 Pages)

CUSIP No. 372294108	13D	Page 2 of 4 Pages

1	Name of reporting person Helen of Troy Limited IRS Identification No. of above person (entities only) 74-2692550

2	Check the appropriate box if a member of a group*
	(a) ☐
	(b) ☐

3	SEC use only

4	Source of funds*

	OO

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or place of organization

	Bermuda

	7	Sole voting power

Number of		0

Shares	8	Shared voting power
Beneficially
Owned By		0

each	9	Sole dispositive power
Reporting
Person		0

with	10	Shared dispositive power

		0

11	Aggregate amount beneficially owned by each reporting person

	0

12	Check box if the aggregate amount in row (11) excludes certain shares*

	☐

13	Percent of class represented by amount in row (11)

	Less than 5% (Exit Filing)

14	Type of reporting person*

	OO

Page 3 of 4 Pages
Explanatory Note
This Schedule 13D is being filed with respect to the common stock, par value $.0001 per share (the “Common Stock”), of Genio Group, Inc., a Delaware corporation (the “Issuer”). All of the shares of Common Stock to which this Schedule 13D relates were previously reported on Schedule 13D on June 14, 2004 (the “Original Filing”). This Schedule 13D is being filed pursuant to Rule 13d-2(a) and (b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report that the Reporting Person owns no shares of the Common Stock of the Issuer and that pursuant to Rule 13d-2(b) of the Exchange Act the Reporting Person will cease to file reports with respect to the Issuer’s Common Stock.
The Original Filing is hereby amended as follows:
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety as follows:
     (a)—(b) The Reporting Person sold 3,000,000 shares of Common Stock of the Issuer on January 18, 2008. As a result, the Reporting Person beneficially owns no shares of the Common Stock of the Issuer as of such date.
     (c) Other than as described in Item 5(a) and (b) herein, the Reporting Person has not effected any transactions in the Common Stock of the Issuer during the past 60 days.
     (d) Not applicable.
     (e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer on January 18, 2008.

Page 4 of 4 Pages
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 23, 2008

/s/ Vincent D. Carson
Vincent D. Carson, Vice President, General
Counsel and Secretary